December 7, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (504) 589-8412
Douglas N. Currault II
Secretary
Freeport-McMoran Copper & Gold, Inc.
One North Central Avenue
Phoenix, Arizona
85004-4414

> **Re: Freeport-McMoran Copper & Gold, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 5, 2007**
> **File No. 1-11307-01**

Dear Mr. Currault:

        We have reviewed your response letter dated October 12, 2007, and have the following comment. Please respond to our comment by December 21, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

General

1.   We note your response to our prior comment 19 and reissue the comment in part. Please explain the reasons why your contributions to the non-qualified contribution plan were set at the disclosed levels. Also discuss how you determined to award certain perquisites and the reasons for awarding the perquisites.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney-Advisor